UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Breitman, Reid
   3172 Abington Drive
   Beverly Hills, CA  90210
2. Issuer Name and Ticker or Trading Symbol
   Global Capital Partners, Inc.
   GCAP
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   1/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Call Option (Right to |(1)     |1/10/|C   | |$200,000   |D  |Immed|12/31|Convertible |$200,00|(1)    |$1,800,000  |I  |(3)         |
buy)                  |        |00   |    | |           |   |.    |/04  |Note, due 12|0      |       |            |   |            |
                      |        |     |    | |           |   |     |     |/31/04      |       |       |            |   |            |
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Convertible Note, due |.35:1   |1/10/|C   | |$200,000   |A  |Immed|12/31|10% Converti|70,000 |(1)    |$2,200,000  |I  |(3)         |
12/31/04              |        |00   |    | |           |   |.    |/04  |ble Preferre|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |d Stock, Ser|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |ies A       |       |       |            |   |            |
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Common Stock Purchase |$5.50   |1/31/|P   | |900,000    |A  |07/01|12/31|Common Stock|900,000|(2)    |900,000     |I  |(3)         |
Warrants (Right to buy|        |00   |    | |           |   |/01  |/05  |, $0.05 par |       |       |            |   |            |
)                     |        |     |    | |           |   |     |     |value per sh|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |are         |       |       |            |   |            |
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Common Stock Purchase |$2.85   |-    |-   |-|           |   |Immed|11/09|Common Stock|490,000|-      |490,000     |I  |(3)         |
Warrants (Right to buy|        |     |    | |           |   |.    |/04  |, $0.05 par |       |       |            |   |            |
)                     |        |     |    | |           |   |     |     |value per sh|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |are         |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1)  Corona Corp. ("Corona") partially exercised its right to buy (the
"Option") from a third-party up to $2 million in aggregate principal amount of notes
(each, a "Note") due December 31, 2004 and convertible into 10% Convertible
Preferred Stock, Series A ("Preferred Stock"),  of the issuer, for which
Notes, in lieu of interest, Corona shall receive dividend payments payable on the underlying Preferred Stock.  The Option was granted  pursuant to an agreement between Corona and the third-party whereby Corona purchased a separate $2 million Note and warrants to purchase the issuer's common stock, par value $0.05 per
share.
(2)  Purchased in exchange for a promissory note, equal in principal amount to
$0.25 per warrant, due June 1, 2001 and bearing interest at an annual rate of 8
percent.
(3) The securities are held by Corona, a corporation of which Mr. Breitman is sole stockholder, director, and officer.
SIGNATURE OF REPORTING PERSON
/s/ Reid Breitman
DATE
July    , 2000